Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG):  Financial Calendar update

Financial calendar for Marine Harvest ASA

FINANCIAL YEAR 2016

Quarterly Report - Q1 - 11.05.2016

Quarterly Report - Q2 - 18.08.2016

Quarterly Report - Q3 - 02.11.2016

Capital Markets Day - 01.06.2016

Annual General Meeting - 09.06.2016

The release from 17.02.2016 is now updated with a revised date for the Annual General Meeting.

Please note that the financial calendar may be subject to changes.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.